December 4, 2009

John Amand, President
World Wide Relics Inc.
817 West End Avenue, Suite 3 C
New York, N.Y. 10025

> RE: **World Wide Relics Inc. ("the company")**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed November 24, 2009**
> **File No. 333-159028**

Dear Mr. Amand:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note counsel's response #1 in its letter filed November 24, 2009 that the company is a smaller reporting company; however, it is not labeled as such in the registration statement. As previously requested, please check the box as required.

Prospectus cover page

2. Please include the pricing terms of the selling shareholder offering.

Our Trading Symbol, page 41

3. Please make it clear from the disclosure that the information is <u>after the spin-off</u>, as noted in counsel's response #9 in its letter filed November 24, 2009.

Financial Statements, page F-1

4. We note you have restated your financial statements to reflect an allocation of expenses from Classic Costume. Please label your financial statements as being restated, where applicable, and include the disclosures set forth by paragraph 26 of SFAS 154 (FASB ASC 250-10-50-7). In addition, it appears to us that the auditor should either re-date or dual-date the audit report with respect to the restatement. Please revise or tell us why no revision is necessary.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brian McAllister at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Roger L. Fidler, Esq.
at (201) 670-0888